UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 8, 2009

TRANSATLANTIC HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**1-10545**	**13-3355897**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

80 Pine Street, New York, New York	10005
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 770-2000

NONE
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2 (b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

Transatlantic Holdings, Inc. (the "Company") entered into a voting agreement, dated as of June 8, 2009 (the "Voting Agreement"), with Davis Selected Advisors, L.P., a Colorado limited partnership ("Davis"). Pursuant to the Voting Agreement, Davis has agreed to vote the number of shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), beneficially owned by it in excess of 9.9% of the outstanding shares of Common Stock (such number of excess shares of Common Stock, the "Excess Shares") on each matter on which the Excess Shares shall be entitled to vote at every duly called annual or special meeting of stockholders of the Company, and at every postponement or adjournment thereof, or to act by written consent in lieu of any meeting of the stockholders of the Company, in a manner proportionate to the vote of the holders of the Common Stock (other than Davis, stockholders of the Company beneficially owning more than 10% of the outstanding shares of Common Stock and directors and officers of the Company) voting on such matter. A copy of the Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

ITEM 8.01.   OTHER EVENTS

On June 10, 2009, the Company issued a press release announcing that two of its shareholders, American International Group, Inc. ("AIG") and American Home Assurance Company, a wholly owned subsidiary of AIG, sold in a secondary offering 29.9 million shares of the Company's Common Stock at $38.00 per share. The press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

ITEM 9.01.   FINANCIAL STATEMENTS AND EXHIBITS.

(d)   Exhibits.

Exhibit No.	Description
10.1	Voting Agreement, dated June 8, 2009, by and between Transatlantic Holdings, Inc. and Davis Selected Advisors L.P.
99.1	Press Release dated June 10, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSATLANTIC HOLDINGS, INC.
(Registrant)

By: /s/ Gary A. Schwartz
    Gary A. Schwartz
    Senior Vice President & General Counsel

Date: June 10, 2009

Exhibit Index

Exhibit No.	Description
10.1	Voting Agreement, dated June 8, 2009, by and between Transatlantic Holdings, Inc. and Davis Selected Advisors L.P.
99.1	Press Release dated June 10, 2009.